Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 11, 2008
Item 3	News Release The news release dated March 11, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported a significant increase in gold resources at the Snowfield gold project in northern British Columbia.  The increased resource is now comprised of measured and indicated gold resources totalling 3.1 million ounces, an increase of 724,300 ounces from the initial Snowfield resource announced in 2006, and inferred gold resources of 466,200 ounces.  The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 11, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of March, 2008

March 11, 2008	News Release 08-07

SNOWFIELD MEASURED & INDICATED GOLD RESOURCES
GROW TO 3.1 MILLION OUNCES

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a significant increase in gold resources at the Snowfield gold project in northern British Columbia.  The increased resource is now comprised of measured and indicated gold resources totalling 3.1 million ounces, an increase of 724,300 ounces from the initial Snowfield resource announced in 2006, and inferred gold resources of 466,200 ounces. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

The following block model resource estimate is based on 56 diamond drill holes completed in 2006-2007 and two re-sampled historical holes totalling 15,164 meters, as well as 13 trenches totalling 114 meters of surface chip sampling, at a cut-off grade of 0.5 grams of gold per tonne.  The estimate was prepared by Doug Blanchflower, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

 Snowfield Gold Resource Summary – March 2008
(Based on a cut-off grade of 0.5 grams of gold/tonne)

Category	Tonnes (in thousands)	Gold Grade (in g/tonne)	Gold Grade (in oz/ton)	Contained Gold (in ounces)
Measured	1,449.8	2.18	0.063	101,500
Indicated	77,122.0	1.20	0.034	2,975,600
Inferred	14,350.0	1.01	0.029	466,200

Plans for 2008

Silver Standard plans to follow-up the 2007 program with a four-drill, 20,000-meter program in 2008. Much of this will be focused on the recently identified Mitchell East Zone where hole MZ-1 intersected 259 meters of 0.71 grams of gold per tonne (850 feet of 0.02 ounces of gold per ton) and 0.14% copper.  The hole ended in mineralization with the bottom 31 meters grading 1.38 grams of gold per tonne (102 feet of 0.04 ounces of gold per ton) and 0.31% copper.

MZ-1 was collared approximately 550 meters east of Seabridge Gold’s Mitchell Deposit and has been interpreted as a potential continuation of that zone.  Seabridge recently reported that the Mitchell Deposit hosts 16.3 million ounces of indicated gold resources and 13.3 million ounces of inferred gold resources based on a cut-off grade of 0.50 gram/tonne gold-equivalent.

Gold-copper mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks.  Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield. [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.